SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about the listing of

Sitios Latinoamérica, S.A.B. de C.V.”

Mexico City, September 29, 2022. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs that today the shares of Sitios Latinoamérica, S.A.B. de C.V. (“Sitios Latam”) with ticker symbol “LASITE” were listed and trading in the Mexican Stock Exchange (Bolsa Mexicana de Valores), independent from AMX’s shares. The definitive Spanish-language information statement (“Folleto Informativo”) is available at www.bmv.com.mx, www.cnbv.gob.mx, www.americamovil.com and www.siteslatam.com.

With respect to shares not deposited in S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), the exercise of the right will take place as of December 1, 2022, in the corporate offices of Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo, 11500, Mexico City, Mexico (in business days), against the presentation of the outstanding physical titles issued by AMX (Issuance 2021) with coupons 56 and following duly attached to the title.

By virtue of the foregoing, the spin-off process of AMX has been completed in all its stages.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of key factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 29, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact